December 23, 2024

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Division of Corporation Finance Office of Real Estate & Construction
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Offering Statement on Form 1-A filed December 6, 2024
File No. 024-12541

To the Commission:
On December 6, 2024, the Company filed with the Securities and Exchange Commission (the “Commission”) an offering statement on Form 1-A (the “Offering Statement”).  The Company received comments from the Staff of the Commission on December 19, 2024.  The Company has filed today Amendment No. 1 to the Offering Statement (the “Amendment”), reflecting responses to the comments received and updating certain information in the Offering Statement.
Each comment has been included below for your reference and the Company’s response is presented below each comment.
1.	Comment:	Offering Statement on Form 1-A
General
Please revise your disclosure in Part I, Item 4, to disclose the amount of securities sold in the past 12 months and to update the offering amount, and also update your offering circular to reflect the appropriate offering amount. In this regard, for example, we note that your disclosure in the Form 10-Q filed on November 14, 2024 indicates that there have been prior sales of your securities during the applicable period. See Rule 251(a).
Response: We have added amended Part I, Item 4 accordingly.
2.	Comment:	Please revise to state the number of shares of each of Series A Preferred Stock and Series B Preferred Stock that you are offering here and elsewhere as appropriate, including the number of shares allocated to each to be sold through the dividend reinvestment program. See Rule 253(b)(4) of Regulation A.
Response:	The Amendment now states that we are offering 1,500,000 of each Series A and B Preferred Stock, with 150,000 shares of each for the dividend reinvestment program.
3.	Comment:	Please have an appropriate signatory sign the offering statement for you as the offering statement must be signed by the issuer. See Instructions to Signatures of Form 1-A.
Response: We have added the conformed signature of our CEO on behalf of the Company.

We note that in addition to the above, we have also added risk factors to the Offering Circular relating to the potential risk of rescission of unregistered shares issued under the common stock dividend reinvestment program as discussed in relation to our filing of a Form S-3.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Offering Statement declared effective as soon as possible.  Please feel free to contact me at 925.235.1006 or by email at chip@mackenziecapital.com should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Steve Barrett
Steven F. Carman
Andrew Spector